 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Morgan, Marc (Last) (First) (Middle) c/o WSB Radio - Personal 1601 West Peachtree Street, NE (Street) Atlanta, GA 30309 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Cox Radio, Inc. CXR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock				2,348.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Morgan, Marc - March 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
MAR 2003 Stock Option	$20.90	03/18/2003	A |	(A) 92,310.00	03/18/2008 (1) | 03/18/2113	Class A Common Stock - 92,310.00		92,310.00	D
JAN 1998 Stock Option	$13.39				08/10/1999 (2) | 01/01/2008	Class A Common Stock - 26,592.00		26,592.00	D
JAN 1999 Stock Option	$13.92				10/19/1999 (2) | 01/01/2009	Class A Common Stock - 26,400.00		26,400.00	D
JAN 2000 Stock Option	$31.66				01/03/2005 (3) | 01/03/2010	Class A Common Stock - 42,000.00		42,000.00	D
JAN 2001 Stock Option	$21.81				01/02/2006 (4) | 01/02/2011	Class A Common Stock - 50,000.00		50,000.00	D
JAN 2002 Stock Option	$24.66				01/02/2007 (5) | 01/02/2012	Class A Common Stock - 75,000.00		75,000.00	D
MAR 1997 Stock Option	$6.92				10/14/1997 (2) | 03/31/2007	Class A Common Stock - 10,752.00		10,752.00	D
OCT 1996 Stock Option	$6.17				09/02/1997 (2) | 10/02/2006	Class A Common Stock - 152,508.00		152,508.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Marc Morgan ________________________________ 03-20-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Morgan, Marc - March 2003
Form 4 (continued)
FOOTNOTE Descriptions for Cox Radio, Inc. CXR

Form 4 - March 2003

Marc Morgan
c/o WSB Radio - Personal
1601 West Peachtree Street, NE
Atlanta, GA 30309
Explanation of responses:

(1)   Pursuant to the Issuer's Long-Term Incentive Plan, the grant will vest and become exercisable as follows: 60% in March 2006, 20% in March 2007, and 20% in March 2008.

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